

January 17, 2024

Robert L. Madore
Chief Financial Officer
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA 23230

   Re: LL Flooring Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     File No. 001-33767

Dear Robert L. Madore:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services